EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Three Months Ended
	March 31,		Year Ended
	2005	2004	2004	2003	2002	2001	2000
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	$73,000	$189,056	$1,339,001	$1,903,338	$1,191,261	$(1,259,390)	$688,384
Dividends and other received from non-consolidated affiliates	2,771	1,150	13,491	2,096	6,295	7,426	4,934

Total	75,771	190,206	1,352,492	1,905,434	1,197,556	(1,251,964)	693,318

Fixed Charges
Interest expense	106,783	89,805	367,753	388,000	432,786	560,077	413,425
Amortization of loan fees	*	*	*	*	12,077	14,648	12,401
Interest portion of rentals	98,296	91,141	385,438	338,965	293,831	270,653	150,317

Total fixed charges	205,079	180,946	753,191	726,965	738,694	845,378	576,143

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	205,079	180,946	753,191	726,965	738,694	845,378	576,143

Total earnings available for payment of fixed charges	$280,850	$371,152	$2,105,683	$2,632,399	$1,936,250	$(406,586)	$1,269,461

Ratio of earnings to fixed charges	1.37	2.05	2.80	3.62	2.62	* *	2.20

Rental fees and charges	280,847	260,403	1,101,251	968,470	839,516	773,293	429,476
Interest component	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.